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Mail
Section
MAY 1 2016
Washington DC
409

16021322

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66892

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2015 (MM/DD/YY) AND ENDING 12-31-2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERGER + ACQUISITION CAPITAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 EAST 53RD STREET
(No. and Street)

NEW YORK (City) N.Y. (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINTRAUB + ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

200 MAMARONECK AVE, STE 502 (Address), WHITE PLAINS (City), N.Y. (State) 10601 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK LUBITZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MERGER + ACQUISITION CAPITAL SERVICES, LLC, as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA CAFARELLI
Notary Public - State of New York
NO. 01CA6245845
Qualified in Nassau County
My Commission Expires 3-7-19

JACK LUBITZ
Signature

CEO
Title

Notary Public

MAY 11, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Merger & Acquisition Capital Services, LLC

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Merger & Acquisition Capital Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merger & Acquisition Capital Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. The Schedule I – Computation of Net Capital under Rule 15c3-1of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Merger & Acquisition Capital Services, LLC's Exemption Report (Assertions Report) has been subjected to audit procedures performed in conjunction with the audit of Merger & Acquisition Capital Services, LLC's financial statements. The supplemental information is the responsibility of Merger & Acquisition Capital Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital under Rule 15c3-1of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Merger & Acquisition Capital Services, LLC's Exemption Report (Assertions Report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
May 10, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash in bank	$ 461,220
Loan receivable	5,000
Prepaid expenses	9,650
Property and equipment - net	127
Total Assets	$ 475,997

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 7,012
Member's Equity	468,985
Total Liabilities and Member's Equity	$ 475,997

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Investment advisory income	$ 2,331,200
Interest Income	6
Total Revenue	2,331,206
Expenses:	
Consultant fees	64,000
Commission expense	373,772
Regulatory fees	12,036
Other operating expenses	18,375
Total Expenses	468,183
Net Income	$ 1,863,023

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Total Member's Equity
Balances, January 1, 2015	$ 215,962
Member's Distribution	(1,610,000)
Net Income	1,863,023
Balances, December 31, 2015	$ 468,985

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows From Operating Activities:	
Net Income	$ 1,863,023
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase) decrease in operating assets:	
Prepaid expenses	1,680
Loan receivable	(5,000)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	100
Total Adjustments	(3,220)
Net Cash Provided By Operating Activities	1,859,803
Cash Flows From Financing Activities:	
Member's Distributions	(1,610,000)
Net Increase in Cash	249,803
Cash, Beginning of Year	211,417
Cash, End of Year	$ 461,220

See accompanying notes to financial statements.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015

Note (1) - Nature of business:

Merger & Acquisition Capital Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a members of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.
The Company was formerly named Merger & Acquisition Capital Services, Inc.
During 2014, the Company merged into MASCAP, LLC and was renamed Merger & Acquisition Capital Services, LLC.

Note (2) – Summary of significant accounting policies:

(A) Property and equipment:
Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

(B) Income taxes:
The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent and therefore, the Company itself is not subject to U.S. federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2012, 2013 and 2014.

(C) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2015, there were no cash equivalents.

(D) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(E) Subsequent events evaluation:
Management has evaluated subsequent events through May 10, 2016, the date the financial statements were available to be issued.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2015

Note (2) - Summary of significant accounting policies - cont'd:

(F) Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note (3) – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $454,208 which exceeded its requirement of $5,000 by $449,208. The Company had a ratio of aggregate indebtedness to net capital of .015 to 1 as of December 31, 2015.

MERGER & ACQUISITION CAPITAL SERVICES, LLC
SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2015

Computation of Net Capital

Member's equity	$ 468,985
Non-allowable assets:	
Loan Receivable	5,000
Prepaid expenses	9,650
Property and equipment - net	127
Total non-allowable assets	14,777
Net capital before haircuts on proprietary positions	454,208
Haircuts	0
Net capital	454,208
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $7,012	5,000
Excess net capital	$ 449,208
Ratio of aggregate indebtedness to net capital	.015 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 7,012
Total aggregate indebtedness	$ 7,012

Statement pursuant to Paragraph (D)(4) of Rule 17A-5:

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2015):

Net capital, as reported in the Company's Part IIA amended unaudited FOCUS report	$ 554,208
Audit adjustments affecting non-allowable assets	(7,874)
Audit adjustments affecting net capital	(92,126)
Other audit adjustments	
Adjustment to haircut	-
Net capital per above	$ 454,208

MERGER & ACQUISITION CAPITAL SERVICES, LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (i) of that rule.

MERGER & ACQUISITION CAPITAL SERVICES, LLC
SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

MERGER & ACQUISITION CAPITAL SERVICES, LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

MERGER & ACQUISITION CAPITAL SERVICES,LLC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2015

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

To the Board of Directors and Shareholders
of Merger & Acquisition Capital Services, LLC

We have reviewed management's statements, included in the accompanying Merger & Acquisition Capital Services, LLC's Exemption Report (Assertions Report), in which (1) Merger & Acquisition Capital Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Merger & Acquisition Capital Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Merger & Acquisition Capital Services, LLC stated that Merger & Acquisition Capital Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Merger & Acquisition Capital Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Merger & Acquisition Capital Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
May 10, 2016

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

MERGER & ACQUISITION CAPITAL SERVICES, LLC
320 EAST 53RD STREET
NEW YORK, NEW YORK 10022
212-750-0630

Merger & Acquistion Capital Services, LLC's Exemption Report

Merger & Acquisition Capital Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the year ended December 31, 2015, without exception.

Merger & Acquistion Capital Services, LLC

I, JACK LUBITZ, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:____________________

Title: CEO

May 10, 2016

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Merger & Acquisition Capital Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Merger & Acquisition Capital Services, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Merger & Acquisition Capital Services, LLC's compliance with the applicable instructions of Form SIPC-7. Merger & Acquisition Capital Services, LLC's management is responsible for Merger & Acquisition Capital Services, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting a difference in that total revenue as reported in Form SIPC-7 was overstated by the amount of $100,000;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting a difference in the amount of the SIPC Net Operating Revenues and the related computation of the SIPC General Assessment; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
May 10, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66892 FINRA DEC
MERGER & ACQUISITION CAPITAL SERVICES, LLC
320 EAST 53RD STREET
NEW YORK, NEW YORK 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 6078.02
B. Less payment made with SIPC-6 filed (exclude interest) 07/30/15 Date Paid		(3760.50)
C. Less prior overpayment applied		(-0-)
D. Assessment balance due or (overpayment)		2317.52
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		-0-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 2317.52
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 2317.52	
H. Overpayment carried forward	$(-0-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MERGER & ACQUISITION CAPITAL SERVICES, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 26 day of FEBRUARY, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

......ON OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01-01-2015
and ending 12-31-2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2431206
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): N/A (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	—
SIPC Net Operating Revenues	$ 2431206
General Assessment @ .0025	$ 6078.02 (to page 1, line 2.A.)

MERGER & ACQUISITION CAPITAL SERVICES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2015

CONTENTS